Signum Growth Capital LLC

Statement of Financial Condition
December 31, 2020
With Report of Independent Registered Public Accounting Firm

SIGNUM GROWTH CAPITAL LLC

Contents

OMB APPROVAL
OMB Number:
Expires: October 31, 2023
Estimated average burden hours per response . . . 12.00

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 70297

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/29/2019 (MM/DD/YYYY) AND ENDING 12/31/2020 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Signum Growth Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Cambridge Place

(No. and Street)

BROOKLYN	NY	11238
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Daniels (212)751-4422

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC

(Name -- *if individual, state last, first, middle name*)

11 Broadway, Suite 700	New York	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Angela Dalton___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Signum Growth Capital LLC___, as of ___December 31, 2020___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows

No exceptions.



Signature

CEO / FOUNDER

Title



Notary Public

2/24/21.

CHENG WAN LIN
NOTARY PUBLIC-STATE OF NEW YORK
No. 01LI6342120
Qualified in Kings County
My Commission Expires ___5/16/2024___

This report** contains (check all applicable boxes):

- [x] (a) Facing page
- [x] (b) Statement of Financial Condition
- [ ] (c) Statement of Income (Loss)
- [ ] (d) Statement of Cash Flows
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- [x] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
- [ ] (o) Exemption report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



YSL & Associates LLC
Certified Public Accountants | Member of Parker Randall International
11 Broadway, Suite 700, New York, NY 10004 Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Signum Growth Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Signum Growth Capital LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Signum Growth Capital LLC's auditor since 2019.

New York, NY

February 24, 2021

Signum Growth Capital LLC
Statement of Financial Condition
As of December 31, 2020

Assets		
Cash	$	163,600
Fees receivable		933,915
Prepaid expense		12,372
Other assets		1,394
Total assets	$	1,111,281
Liabilities and Member's Equity		
Accounts payable and accrued expenses	$	123,194
Total liabilities		123,194
Member's equity		988,087
Total liabilities and member's equity	$	1,111,281

Signum Growth Capital LLC
Notes to Financial Statements
December 31, 2020

1. **Organization**

   Signum Growth Capital LLC, (the "Company"), is a single member liability company organized under the laws of the state of Delaware, is registered as a broker-dealer in securities with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company participates in transactions related to Mergers and Acquisitions and Private Placements.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation
   The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   Recent Accounting Pronouncements

   Allowance for credit losses

   Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

   The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

   The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2020.

   Fair Value Measurement

   In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement, which modified the disclosure requirements on fair value measurements in ASC Topic 820, Fair Value Measurement. Disclosure requirements were eliminated for the amount of and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy, the policy for timing of transfers between levels, and the valuation processes for Level 3 fair value measurements. Disclosure requirements were modified for liquidation of investments in certain entities that calculate net asset value, and for measurement uncertainty disclosures. Disclosure requirements were added for weighted average of significant

2.   **Summary of Significant Accounting Policies (continued)**

Recent Accounting Pronouncements (continued)

Fair Value Measurement (continued)

unobservable inputs used to develop Level 3 fair value measurements. The ASU is effective for periods beginning after December 15, 2019. The adoption of this ASU on January 1, 2020 did not have a material impact on the Financial Statements.

Cash
Cash consists of cash in banks, primarily held at one financial institution which at times may exceed federally insured limits. Funds deposited with a single financial institution are insured up to $250,000 in the aggregate by the Federal Deposit Insurance Corporation ("FDIC"). The Company has not experienced any losses in such accounts related to exceeding these limits.

Income Taxes
The Company is recognized as a Limited Liability Company for federal and state tax purposes. As a Limited Liability Company, the Company is not subject to federal or state income taxes, but are subject to New York City taxes. The Company's income or loss is reportable by its member on their individual tax return.

For the period ended December 31, 2020, the Company incurred income taxes of $399 for New York City UBT.

Revenue from Contracts with Customers
Revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company's principle source of revenue from contracts with customers is derived from advisory fees associated with public and private capital raising transactions and providing strategic advisory services.

2.   **Summary of Significant Accounting Policies (continued)**

Revenue from Contracts with Customers (continued)
Placement fees: The Company earns agency placement fees and sales agent commissions in non-underwritten transactions, such as private placements of loans and debt and equity securities, including, private investment in public equity transactions ("PIPEs"), and as sales agent in at-the-market offerings of equity securities. The Company records placement revenues, which consist entirely of fixed consideration, (which may be in cash and/or securities) at the point in time when the services for the transactions are completed under the terms of each assignment or engagement. This is generally the closing date of the transaction or where the contract is cancelled. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. The Company records sales agent commissions on a trade-date basis. Accordingly, this revenue stream includes two performance obligations: advisory services and placement fees.

Advisory fees: The recognition and measurement of advisory fees is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events. Revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract.

Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Accounts Receivable, Net and Allowance for Doubtful Accounts
Receivables from customers are uncollateralized customer obligations due under normal trade terms when an invoice is rendered by the Company. The Company provides an allowance for doubtful accounts, when necessary, equal to the estimated collection losses that will be incurred in collection of specific receivables. At December 31, 2020, the Company recorded $0 for allowance for doubtful accounts. The Company had no accounts receivable balances as of October 28, 2019 and $933,915 at December 31, 2020.

3.   **Commitments and Contingencies**

The nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such actions against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. The Company had no underwriting commitments or contingent liabilities at December 31, 2020.

4.   **Cares Act**

During May 2020, the Company applied for and received a promissory note (the "PPP Loan") evidencing an unsecured loan in the amount of $18,897 made to the Company pursuant to the Paycheck Protection Program (the "PPP") under the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act"), which was enacted March 27, 2020. The PPP Loan may be forgiven, in part or in whole, subject to certain conditions as stipulated under the PPP. The Company (has or has not) started the process of applying for loan forgiveness. The PPP Loan is being administered by Chase bank and bears interest at a rate of 1.0% per annum.

In accounting for the terms of the PPP Loan, the Company is guided by ASC 470 Debt, and ASC 450-30 Gain Contingency. Accordingly, the Company recorded the proceeds of the PPP Loan as debt and it will derecognize the liability when the loan is paid off or when forgiveness is reasonably certain. The Company believes that the possibility of loan forgiveness is to be regarded as a contingent gain and therefore will not recognize the gain (and derecognize the loan) until all uncertainty is removed (i.e. all conditions for forgiveness are met).

As of December 31, 2020, the PPP Loan amounted to $18,897 and is included in accounts payable and accrued expenses on the statement of financial condition. The Company has demonstrated that its recorded expenses for the costs and payments covered under the loan constitute a forgivable expense amount, and therefore added back that forgivable expense amount to Net Capital.

5.   **Concentrations**

For the period October 29, 2019 to December 31, 2020, one client accounted for approximately 63% of revenue and one client makes up approximately 92% of accounts receivable at December 31, 2020.

6.   **Net Capital Requirements**

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the first year and then 15 to 1 thereafter. At December 31, 2020, the Company had net capital of $59,304, which exceeded the required net capital minimum of $6,953 by $52,351. At December 31, 2020, the ratio of aggregate indebtedness to net capital was 1.76 to 1.

7.   **Risks and Uncertainties**

Covid-19

During the 2020 calendar year, the World Health Organization has declared the outbreak of the coronavirus ("Covid-19") to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact of financial markets and the overall economy, all of which are highly uncertain, cannot be predicted.

7. **Risks and Uncertainties (continued)**

   Covid-19 (continued)

   If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

8. **Subsequent Events**

   Management of the Company has evaluated subsequent events through the date these financial statements were issued and have no events to report.